Delisting Determination, The Nasdaq Stock Market, LLC, April 30, 2025, Alpine 4 Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the stock of Alpine 4 Holdings, Inc.
effective at the opening of the trading session on May 16, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on May 14, 2024.
On May 21, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815. Prior to the date of the Hearing, Nasdaq Staff issued an additional delist determination letter dated May 22, 2024 for another violation pursuant to Listing Rule 5250(c)(1). On July 2, 2024 the hearing was held.
On July 25, 2024, the Panel reached
a decision and a Decision letter was issued the same day.
On August 16, 2024, Staff issued an additional Staff Delist Determination Letter. On August 23, 2024, the Company requested an extension to meet the milestone(s) in the Decision letter.
On August 26, 2024, the Panel agreed to modify its original decision and issued a modified decision dated August 26, 2024. On September 27, 2024 and October 8, 2024, the Company requested additional extensions.
On October 16, 2024, the Panel reached a decision and decided to suspend the Company from the Exchange. The Company stock was suspended on October 18, 2024. The Staff determination to delist the Company securities became final on December 2, 2024.